U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER
0-55502
FORM 12b-25	814-01137

NOTIFICATION OF LATE FILING	CUSIP NUMBER

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For period ended:  March 31, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein .

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

StHealth Capital Investment Corporation

Full Name of Registrant

First Capital Investment Corporation; Freedom Capital Corporation

Former Name if Applicable

410 Park Avenue, 14th Floor

Address of Principal Executive Office (Street and Number)

New York, NY 10022

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

As previously reported in its Current Report on Form 8-K, on March 14, 2018, there was a change in control in StHealth Capital Advisors, LLC (f/k/a “FCIC Advisors LLC”) (the “Advisor”), which is the sole advisor to StHealth Capital Investment Corporation (f/k/a “First Capital Investment Corporation”) (the “Company”) by virtue of that certain Investment Advisory and Administrative Services Agreement, dated August 7, 2018, between the Company and Advisor.

Additional changes to the Board of Directors (the “Board”) and management of the Company, as well as significant operational events were announced following the initial post-acquisition changes to the management and Board of the Company.  As a result of the timing of such changes, the Company could not complete the filing of its Quarterly Report on Form 10-Q for the period ended March 31, 2019. The Company is currently working to complete the filing of its Annual Reports on Form 10-K for the years ended December 31, 2017 and December 31, 2018, as well the outstanding Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2019 and June 30, 2019.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Derek Taller	(212)	601-2769
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐  No  ☒

The Company has not yet filed the Form 10-Q, Quarterly Reports for 2018 and for the quarterly periods ending March 31, 2019 and June 30, 2019, or its Form 10-K, Annual Report for the years ending December 31, 2017 and December 31, 2018, pursuant to section 13 and 15(d) of the Securities Exchange Act of 1934, but is diligently preparing such reports which will be issued as a priority.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☐ No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

StHealth Capital Investment Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 2, 2019	By:	/s/ Derek Taller
President and Chief Executive Officer